UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports in December 2023 a Passenger Traffic Increase of 2.2% Compared to 2022

GUADALAJARA, Mexico, Jan. 05, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for December 2023, compared with the same period of 2022.

For December 2023, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 1.3%, compared to the same period in 2022. Puerto Vallarta, Los Cabos, and Guadalajara presented an increase in passenger traffic of 4.6%, 2.0%, and 1.2% respectively, compared to December 2022. On the other hand, Montego Bay presented an increase in passenger traffic of 13.2% compared to the same period in 2022.

Domestic Terminal Passengers (in thousands):

Airport	Dec-22	Dec-23	% Change	Jan - Dec 22	Jan - Dec 23	% Change
Guadalajara	1,105.4	1,030.4	(6.8%)	11,155.3	12,502.9	12.1%
Tijuana*	719.6	711.6	(1.1%)	8,102.9	8,870.4	9.5%
Los Cabos	248.3	252.9	1.8%	2,577.8	2,965.7	15.0%
Puerto Vallarta	251.0	230.7	(8.1%)	2,654.5	2,860.1	7.7%
Montego Bay	0.0	0.1	N/A	0.0	0.2	N/A
Guanajuato	189.9	190.9	0.5%	1,828.7	2,345.6	28.3%
Hermosillo	176.4	183.5	4.0%	1,867.2	2,114.3	13.2%
Kingston	0.0	0.2	1020.0%	1.4	1.8	31.0%
Mexicali	134.5	147.1	9.4%	1,292.5	1,596.7	23.5%
Morelia	74.1	66.6	(10.2%)	673.2	795.8	18.2%
La Paz	91.3	105.1	15.2%	1,053.9	1,102.0	4.6%
Aguascalientes	59.7	52.9	(11.5%)	694.8	639.7	(7.9%)
Los Mochis	34.6	43.8	26.4%	416.6	463.8	11.3%
Manzanillo	8.3	11.8	42.8%	97.9	112.8	15.2%
Total	3,093.1	3,027.4	(2.1%)	32,416.7	36,371.7	12.2%

International Terminal Passengers (in thousands):

Airport	Dec-22	Dec-23	% Change	Jan - Dec 22	Jan - Dec 23	% Change
Guadalajara	438.4	531.6	21.3%	4,451.3	5,207.4	17.0%
Tijuana*	431.7	395.6	(8.4%)	4,221.7	4,324.5	2.4%
Los Cabos	439.1	448.2	2.1%	4,441.5	4,749.9	6.9%
Puerto Vallarta	418.9	469.8	12.1%	3,554.2	3,930.0	10.6%
Montego Bay	437.2	495.0	13.2%	4,356.1	5,211.7	19.6%
Guanajuato	74.3	83.6	12.5%	774.5	875.2	13.0%
Hermosillo	6.7	7.3	8.4%	78.1	75.5	(3.3%)
Kingston	159.8	155.8	(2.5%)	1,560.7	1,746.3	11.9%
Mexicali	0.5	0.5	3.2%	6.3	6.9	9.6%
Morelia	48.7	49.9	2.6%	499.6	588.5	17.8%
La Paz	2.4	1.1	(54.0%)	25.8	13.9	(46.2%)
Aguascalientes	22.4	25.7	14.9%	234.5	288.3	22.9%
Los Mochis	0.5	0.7	49.8%	7.4	6.9	(5.6%)
Manzanillo	7.7	10.2	33.7%	67.9	67.7	(0.2%)
Total	2,488.1	2,675.1	7.5%	24,279.7	27,092.8	11.6%

Total Terminal Passengers (in thousands):

Airport	Dec-22	Dec-23	% Change	Jan - Dec 22	Jan - Dec 23	% Change
Guadalajara	1,543.8	1,562.0	1.2%	15,606.6	17,710.2	13.5%
Tijuana*	1,151.4	1,107.2	(3.8%)	12,324.6	13,194.9	7.1%
Los Cabos	687.4	701.1	2.0%	7,019.3	7,715.6	9.9%
Puerto Vallarta	669.9	700.5	4.6%	6,208.7	6,790.1	9.4%
Montego Bay	437.2	495.1	13.2%	4,356.1	5,211.9	19.6%
Guanajuato	264.2	274.5	3.9%	2,603.2	3,220.8	23.7%
Hermosillo	183.2	190.7	4.1%	1,945.4	2,189.9	12.6%
Kingston	159.8	155.9	(2.4%)	1,562.1	1,748.1	11.9%
Mexicali	135.0	147.7	9.4%	1,298.8	1,603.6	23.5%
Morelia	122.8	116.5	(5.1%)	1,172.7	1,384.3	18.0%
La Paz	93.6	106.2	13.4%	1,079.7	1,115.8	3.3%
Aguascalientes	82.1	78.6	(4.3%)	929.3	928.0	(0.1%)
Los Mochis	35.1	44.5	26.7%	424.0	470.7	11.0%
Manzanillo	15.9	22.1	38.4%	165.8	180.5	8.9%
Total	5,581.3	5,702.4	2.2%	56,696.4	63,464.4	11.9%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Dec-22	Dec-23	% Change	Jan - Dec 22	Jan - Dec 23	% Change
Tijuana	428.1	391.5	(8.5%)	4,186.5	4,288.0	2.4%

Highlights for the month:

  Seats and load factors: The seats available during December 2023 decreased by 0.9%, compared to December 2022. The load factors for the month went from 78.0% in December 2022 to 80.4% in December 2023.

  New routes:

    Guanajuato – Dallas Fort Worth: Viva Aerobus
    Guadalajara – Felipe Angeles: Viva Aerobus
    Guadalajara – Tulum: Viva Aerobus
    La Paz – Monterrey: Viva Aerobus
    Puerto Vallarta – Abbotsford: WestJet
    Puerto Vallarta – Las Vegas: Alaska
    Puerto Vallarta – Prince George: WestJet
    Puerto Vallarta – Kitchener-Waterloo: Flair
    Los Cabos – Montreal: Air Canada
    Los Cabos – Abbotsford: WestJet
    Los Cabos – Las Vegas: Alaska
    Tijuana – Tulum: Viva Aerobus
    Montego Bay – Londres Gatwick: Norse Atlantic UK
    Montego Bay – Toronto: Jetlines Canada

COMPANY DESCRIPTION

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: January 5, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer